SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE J.G. WENTWORTH COMPANY
(Name of Subject Company (Issuer))
THE J.G. WENTWORTH COMPANY
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Class A Common Stock, Par Value $0.00001 per Share
(Title of Class of Securities)

46618D108
(CUSIP Numbers of Class of Securities)
(Underlying Class A Common Stock)

Stephen A. Kirkwood, Esq.
Executive Vice President, Chief Legal Officer and Corporate Secretary
201 King of Prussia Road, Suite 501
Radnor, Pennsylvania 19087-5148
(484) 434-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian M. Katz, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4193

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$425,480.64	$42.85

*
The “transaction valuation” set forth above is based on the value of the Class A Common Stock of The J.G. Wentworth Company on July 27, 2016 and assumes that all outstanding options eligible for tender, covering an aggregate of 1,198,537 shares of Common Stock of The J.G. Wentworth Company, will be exchanged pursuant to this Offer, which may not occur. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as modified by Fee Advisory #1 for fiscal year 2016, equals $100.70 per $1,000,000 of transaction valuation. This amount has been paid with the filing of the original Schedule TO on July 29, 2016.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2016 (the “Schedule TO”), relating to an offer by The J.G. Wentworth Company (the “Company”) to amend outstanding options to purchase an aggregate of up to 1,198,537 shares of Class A Common Stock, upon the terms set forth in the “Offer by The J.G. Wentworth Company to Amend Outstanding Stock Options to Change Exercise Price and Vesting Schedule” dated July 29, 2016, attached to the Schedule TO as Exhibit (a)(1)(i) (the “Offer to Amend”).

  This is the final amendment to the Schedule TO and is being filed to report the results of the Offer to Amend. The following information is filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 1.

  Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items of the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. Capitalized terms used herein and not otherwise specifically defined shall have the meanings given in the Offer to Amend.

Item 4. TERMS OF TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

  The Offer expired at 5:00 p.m. Eastern Time on August 26, 2016. Pursuant to the Offer, holders of options to purchase an aggregate of 1,195,927 shares of Class A Common Stock elected to amend their options. As a result, the exercise price of outstanding options to purchase an aggregate of 147,963 shares of Class A Common Stock by all persons other than Stewart A. Stockdale (“Mr. Stockdale”), our Chief Executive Officer and a director of the Company, was reduced to $0.32 per share, the closing price per share of the Class A Common Stock on the OTCQX Market on August 29, 2016, and the expiration date of such modified options was changed to August 29, 2019.

 In addition, as provided in the Offer to Amend, on August 29, 2016, options to purchase 180,000 shares of Class A Common Stock held by Mr. Stockdale were canceled and the Company simultaneously granted to Mr. Stockdale a new stock option to purchase 180,000 shares of Class A Common Stock, at an exercise price equal to $0.32 per share, and with an expiration date of August 29, 2029. On the same date, the exercise price of outstanding options held by Mr. Stockdale to purchase an aggregate of 180,000 shares of Class A Common Stock was reduced to $0.32 per share, and the vesting date of such modified options was changed to August 29, 2019.

 Except with respect to the modified exercise price and expiration date, the modified options remain subject to all terms and conditions of their original grant agreements, including termination provisions. As provided in the Offer to Amend, the remainder of the options with respect to which elections were properly tendered and not withdrawn prior to the expiration of the Offer will be modified on one or more future modification dates (to the extent not then exercised, expired or terminated), if the closing price of our Class A Common Stock on each such future modification date is less than the original exercise price of such Options.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE J.G. WENTWORTH COMPANY By: /s/ Stephen A. Kirkwood Name: Stephen A. Kirkwood Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

Date: August 31, 2016